UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   May 2006   File No.    1127307

Golden Goliath Resources LTD

(Name of Registrant)

711, 675 West Hastings Street, Vancouver, British Columbia V6B 1N2

(Address of principal executive offices)

1.

Interim Financial Statements for the period ended February 28, 2006

2.

Management Discussion and Analysis for the period ended February 28, 2006

3.

Certification of Interim Filings – CEO for the period ended February 28, 2006

4.

Certification of Interim Filings – CFO for the period ended February 28, 2006

5.

Material Change Report dated May 5, 2006

6.

News Release dated May 5, 2006

7.

Material Change Report dated May 16, 2006

8.

News Release dated May 16, 2006

9.

Material Change Report dated June 5, 2006

10.

News Release dated June 5, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F XXX                     FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934     Yes _____            No XXX

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Goliath Resources LTD

(Registrant)

Dated: June 7, 2006	By: /s/ J. Paul Sorbara
J. Paul Sorbara
President

GOLDEN GOLIATH RESOURCES LTD.

FINANCIAL STATEMENTS

FOR SIX MONTHS ENDED FEBRUARY 28, 2006

UNAUDITED – PREPARED BY MANAGEMENT

The financial statements for the six-month period ended February 28, 2006 have not been reviewed by the Company’s auditors.

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)
Unaudited
(With comparative audited figures for August 31,2005)

	FEBRUARY 28	AUGUST 31
	2006	2005
ASSETS
Current Cash and short term investments	$1,909,310	$1,052,796
Accounts receivable (Note 3)	61,963	47,920
Prepaid expenses	10,752	9,680
	1,982,025	1,110,396
Deferred Mineral Property Acquisition Costs (Note 4)	334,773	334,773
Deferred Mineral Property Exploration Costs (Note 4)	2,112,301	1,972,180
Capital Assets (Note 5)	42,941	45,332
	$4,472,040	$3,462,681
LIABILITIES Current Accounts payable and accrued liabilities	$43,382	$ 41,485
SHAREHOLDERS’ EQUITY Share Capital (Note 6)	11,330,958	10,086,377
Contributed Surplus	722,765	654,254
Deficit	(7,625,065)	(7,319,435)
	4,428,658	3,421,196
	$4,472,040	$3,462,681

GOLDEN GOLIATH RESOURCES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Stated in Canadian Dollars)
Unaudited

	3 MONTHS	3 MONTHS	6 MONTHS	6 MONTHS
	ENDED	ENDED	ENDED	ENDED
	FEBRUARY, 28	FEBRUARY, 28	FEBRUARY, 28	FEBRUARY, 28
	2006	2005	2006	2005
Expenses Amortization	$ 2,197	$ 592	$ 4,297	$ 3,051
Automobile	1,101	1,133	2,185	1,859
Management fees	30,000	30,000	60,000	60,000
Office and general	20,653	12,788	41,673	29,348
Professional fees	21,905	985	34,845	1,965
Rent and utilities	17,885	12,806	32,871	26,014
Transfer agent and filing fees	18,871	7,740	21,606	10,608
Travel	3,315	3,254	13,192	5,992
Stock based compensation (Note 7(b))	-	-	-	133,559
Wages and benefits	57,584	48,990	100,963	80,627
Loss Before The Following	(173,511)	(118,288)	(311,632)	(353,023)
Interest Income	11,404	8,594	18,596	15,717
Gain on sale of capital assets	-	-	-	950
Foreign Exchange Gain (Loss)	(7,834)	15,970	(12,594)	8,983
Net Loss For The Period	(169,941)	(93,724)	(305,630)	(327,373)
Deficit, Beginningof Period	(7,455,124)	(5,968,524)	(7,319,435)	(5,734,875)

Loss Per Share, Basic and diluted	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted Average Number of Common Shares Outstanding, Basic and diluted	37,830,364	37,244,336	37,533,467	37,239,743

GOLDEN GOLIATH RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW
Unaudited

	3 MONTHS ENDED FEBRUARY, 28	3 MONTHS ENDED FEBRUARY, 28	6 MONTHS ENDED FEBRUARY, 28	6 MONTHS ENDED FEBRUARY, 28
	2006	2005	2006	2005
Cash Flows From Operating Activities Net loss for the period	$(169,941)	$(93,724)	$(305,630)	$(327,373)
Items not affecting cash: Amortization	2,197	484	4,297	3,074
Gain on disposal of capital assets	-	(950)	-	(950)
Stock based compensation (Note 7(b))		-	-	133,559
Change in non-cash working capital items: Accounts receivable	(5,926)	(7,717)	(14,043)	(20,650)
Accounts payable and accrued liabilities	7,751	(30,617)	1,897	(20,762)
Prepaid expenses	9,150	(14,872)	(1,072)	(26,298)
	(156,769)	(147,396)	(314,551)	(259,400)
Cash Flows From Investing Activities Expenditures on mineral properties	(85,603)	(122,207)	(140,121)	(180,607)
Purchase of fixed assets	(1,906)	(10,441)	(1,906)	(10,441)
	(87,509)	(132,648)	(142,027)	(191,048)
Cash Flows From Financing Activities Share issuances for cash	1,440,262	2,778	1,440,262	2,778
Share issue costs	(127,170)	3,882	(127,170)	3,882
	1,313,092	6,660	1,313,092	6,660
Increase (Decrease) In Cash	1,068,814	(273,384)	856,514	(443,788)
Cash And Cash Equivalents, Beginning	840,496	1,838,395	1,052,796	2,008,799
Of Period
Cash And Cash Equivalents, End Of	$1,909,310	$1,565,011	$1,909,310	$1,565,011
Period

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

1.

NATURE OF OPERATIONS

The Company’s principal business activity is the exploration of mineral properties in Mexico. The Company has not yet determined whether these properties contain reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral concessions, the ability of the Company to obtain financing to complete the development, and to attain future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. of British Columbia.

b)

Use of Estimates

Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions, which can affect the reported balances. In determining estimates of the valuation of its assets, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying the asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

c)

Mineral Property Acquisition and Exploration Costs

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Mineral Property Acquisition and Exploration Costs (Continued)

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

d)

Capital Assets

Capital assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives. The following rates are applied:

Computer equipment	25%
Furniture and fixtures	10%
Vehicles	25%

The Company periodically evaluates the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimates of future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

e)

Loss Per Share

Loss per share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants, whereby diluted earnings per share is calculated using the treasury stock method. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrants or share option arrangements would be anti-dilutive.

f)

Stock Based Compensation

The Company’s stock-based compensation plan is described in note 6(b). Effective September 1, 2004, the Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments”, and has chosen to account for all grants of options to employees, non-employees and directors after September 1, 2004 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Income Taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

h)

Foreign Currency Translation

Minera Delta S.A. de C.V. is an integrated foreign operation and has been translated as follows; monetary items and those non-monetary items that are carried at market are translated to Canadian dollars at the rate prevailing on the balance sheet date. Non-monetary items, other than those carried at market, are translated at historical exchange rates. Income statement items have been translated on the date of occurrence. Amortization expense is translated at the same exchange rates as the assets to which they relate. The resulting gains or losses arising on the translation of foreign currency items are credited or charged to earnings.

i)

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and those short term money market instruments that are readily convertible to cash with an original term of less than ninety days.

j)

Financial Instruments

The carrying value of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature, unless otherwise noted.

3.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:	2006	2005
Taxes receivable	$ 48,183	$ 22,700
Other receivables	13,780	18,652
	$ 61,963	$ 41,352

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4. DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

	SAN				OTEROS	BUFALO LA HERMOSA LA BARRANCA	LOS HILOS LAS BOLAS EL MANTO DON LAZARO	NOPALERA
	TIMOTEO	NUEVA	LA		LA	BECK	AMPLIACION	FLOR DEL	TOTAL
	ORO	UNION	REFORMA	CORONA	ESPERANZA	EL CHAMIZAL	LA VERDE	TRIGO	2006
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs Assaying	-	-	-	-	-	91	21,383	-	21,474
Drilling	-	-	-	-	-	-	9,322	-	9,322
Geology and mapping	-	-	5,125	-	-	1,314	43,033	-	49,472
Property taxes and passage rights	435	153	3,107	2,683	669	5,156	1,254	2,202	15,658
Salaries	-	8,584	-	-	-	-	4,381	-	12,965
Travel	-	1,972	-	243	-	125	5,887	-	8,227
Road construction and site preparation	-	-	-	-	-	-	8,215	-	8,215
Miscellaneous	-	2,751		533	-	854	10,650	-	14,788
Current costs	435	13,460	8,232	3,459	669	7,540	104,124	2,202	140,121
Balance, beginning of period	777,457	-	446,279	16,514	5,887	-	950,012	110,804	2,306,953
Write down allowance	-	-	-	-	-	-	-	-	-
Balance, end of period	$ 777,892	$ 13,460	$ 454,511	$ 19,973	$ 6,556	$ 7,540	$ 1,054,136	$ 113,006	$2,447,074
Costs summary Acquisition	$ 69,257	$ -	$ 75,000	$ -	$ -	$ -	$ 187,123	$ 3,393	$334,773
Exploration	$ 708,635	$ 13,460	$ 379,511	$ 19,973	$ 6,556	$ 7,540	$ 867,013	$ 109,613	$2,112,301

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 and 2005

(Stated in Canadian Dollars)
(Unaudited)

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

State of Chihuahua, Mexico

	SAN TIMOTEO ORO	NUEVA UNION	LA REFORMA	CORONA	OTEROS LA ESPERANZA	BUFALO LA HERMOSA LA BARRANCA EL CHAMIZAL	LOS HILOS LAS BOLAS EL MANTO DON LAZARO AMPLIACION LA VERDE	NOPALERA FLOR DEL TRIGO	TOTAL 2005
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exploration costs Assaying	-	-	-	-	-	1,346	12,063	1,408	14,817
Drilling	-	-	-	-	-	-	-	-
Geology and mapping	-	218	-	-	-	-	83,909	7,468	91,595
Property taxes and passage rights	562	580	4,861	7,231	2,075	9,795	3,013	13,281	41,398
Salaries	437	5,891	-	-	-	-	3,210	6,698	16,289
Travel	-	-	-	-	-	53	2,385	2,682	5,067
Road construction and site preparation	-		-	-	-	-	-	-
Food and lodging	-	1,965	-	-	-	-	-	473	2,438
Miscellaneous	232	2,064	-	-	191	99	2,875	3,542	9,003
Current costs	1,231	10,718	4,861	7,231	2,266	11,293	107,455	35,552	180,607
Balance, beginning of Period	775,624	334,957	436,361	-	-	111,768	651,089	38,894	2,348,693
Balance, end of period	$ 776,855	$ 345,675	$ 441,222	$ ,231	$ 2,266	$ 123,061	$ 758,544	$ 74,446	$ 2,529,300
Costs summary Acquisition	$ 69,257	$ 1,359	$ 75,000	$ -	$ -	$ 50,727	$ 187,123	$ 3,393	$ 386,859
Exploration	$ 707,598	$ 344,316	$ 366,222	$ 7,231	$ 2,266	$ 72,334	$ 571,421	$ 7,053	$ 2,142,441
	$ 776,855	$ 345,675	$ 441,222	$ 7,231	$ 2,226	$ 123,061	$ 758,544	$ 74,446	$ 2,529,300

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

4.

DEFERRED MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

       (Continued)

La Reforma Property is subject to a 1% net smelter return royalty with a 0.5% buyout for $500,000.

Corona Property consists of four mineral concessions. One concession is subject to a 3% net smelter return royalty, to a maximum of $2,000,000.

La Esperanza mineral concession is subject to a 2% net smelter return royalty, to a maximum of $1,000,000.

5.

CAPITAL ASSETS

	2006	2005
Computer equipment	$ 7,479	$ 6,384
Furniture and fixtures	12,796	10,512
Vehicles	22,666	14,984
	$42,941	$ 31,880

6.

SHARE CAPITAL

 Authorized

The authorized share capital of the Company is an unlimited number of common shares.

Issued and Fully Paid	NUMBER OF SHARES	AMOUNT
Balance, August 31, 2003	28,361,689	$ 7,835,501
Issued for cash at $0.20 per share	200,000	40,000
Issued for options exercised at $0.25 per share	150,000	52,370
Issued for warrants exercised at $0.25 per share	12,627	3,157
Issued for warrants exercised at $0.22 per share	7,310,884	1,608,395
Issued for cash at $0.45 per share	1,200,000	540,000
Share issue costs recovery	-	4,176
Balance, August 31, 2004	37,235,200	10,083,599
Issued for warrants exercised at $0.25 per share	11,111	2,778
Balance, February 28 and August 31, 2005	37,246,311	10,086,377
Issued for options exercised at $0.25 per share	15,000	3,750
Issued for options exercised at $0.36 per share	25,000	9,000
Issued for warrants exercised at $0.55 per share	40,000	22,000
Issued for cash at $0.35 per share	4,015,750	1,405,512
Share issue costs	-	(195,681)
Balance, February 28, 2006	41,342,061	$11,330,958

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005
(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

In January 2006, the Company arranged a brokered private placement for 4 million units at a price of $0.35 per unit. Each unit consists of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each warrant. In addition, 400,000 warrants as well as 15,750 units were issued to the agent, as part of the commission agreed upon by the Company.

a)

Outstanding Warrants

As at February 28, 2006, the Company has 5,575,750 shares purchase warrants outstanding as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
1,160,000	$ 0.55	March 11, 2006 (i)
4,415,750	0.45	February 15,2007
5,575,750

a.

On March 11, 2006, 318,500 of the warrants expired, unexercised.

b)

Stock Options

A summary of changes in stock options for the years ended February 28, 2006 and 2005 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, February 29, 2004	2,605,000	$ 0.28
Granted	765,000	0.30
Cancelled	(50,000)	0.35
Balance, February 28, 2005	3,320,000	0.33
Expired	(1,555,000)	0.25
Exercised	(40,000)	0.32
Balance, February 28, 2006	1,725,000	$ 0.31

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005
(Stated in Canadian Dollars)

Unaudited

6.

SHARE CAPITAL (Continued)

The following summarizes information about stock options outstanding at February 28, 2006:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

1,725,000	2.98 years	$0.31	1,725,000	$0.31

The Company records stock-based compensation as described in Note 2(f) above whereby the Company applies the fair value based method of accounting for stock based compensation granted to employees, directors, and consultants. The $133,559 fair value of the 765,000 options issued since September 1, 2004 has been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.50
Expected life	3 years
Expected volatility	94.34%
Expected dividends	Nil

Stock based compensation equal to the fair value of 50,000 stock options granted to the consultants during the year ended August 31, 2004 was $15,543, which has been capitalised to mineral property exploration costs.

Stock based compensation equal to the fair value of 400,000 warrants granted to the agents to complete the private placement in February 2006 was $68,511, which has been recorded as part of the finance cost. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.98
Expected life	1 year
Expected volatility	82.78%
Expected dividends	Nil

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

7.

INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined Federal and Provincial Income Tax rate of 35% (2004 – 36%) to income before taxes as follows:

	2005	2004
Expected income tax recovery	$ (344,627)	$ (587,161)
Non-deductible differences	117,102	350,864
Unrecognized tax losses	227,525	236,297
Income tax provision	$ -	$ -
Details of future income tax are as follows:	2005	2004
Mineral properties	$ 912,942	$ 741,149
Loss available for future periods	2,470,198	2,394,425
Valuation allowance	(3,383,140)	(3,135,574)
Net future income tax asset	$ -	$ -

The Company has non-capital losses of approximately $6,584,000, which may be carried forward and applied against taxable income in future years. These losses expire as follows:

2006	$ 984,000
2007	$ 279,000
2008	$ 738,000
2009	$ 682,000
2010	$ 1,003,000
2011	$ 665,000
2012	$ 1,702,000
2013	$ 257,000
2014	$ 144,000
2015	$ 130,000

8.

RELATED PARTY TRANSACTIONS

a)

During the 6 months period ended February 28, 2006, the Company paid $60,000 (2005– $60,000) recorded as management fees for geological and management services to a company controlled by a director.

b)

During the 6 months period ended February 28, 2006, the Company paid $23,273 (2005:$15,612) in wages and benefits for geological services to a director.

c)

During the 6 months period ended February 28, 2006, the Company paid $21,000 (2005-$21,000) in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 6 MONTHS ENDED FEBRUARY 28, 2006 AND 2005

(Stated in Canadian Dollars)

Unaudited

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is the exploration and development of mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties.

	CANADA	MEXICO	TOTAL
February 28, 2006
Current assets	$1,929,219	$52,806	$1,982,025
Capital assets	10,239	32,702	42,941
Mineral property costs	985,715	1,461,359	2,447,074
Total assets	2,925,173	1,546,867	4,472,040
Interest income	18,501	95	18,596
Net loss	210,393	95,237	305,630
February 28, 2005	$1,607,589	$28,572	$1,636,161
Current assets
Capital assets	6,370	25,510	31,880
Mineral property costs	653,873	1,875,427	2,529,300
Total assets	2,267,832	1,929,509	4,197,341
Interest income	15,298	419	15,717
Net loss	267,652	59,721	327,373

10.

SUBSEQUENT EVENTS

In March 2006, the Company issued 841,500 shares at a price of $0.55 for warrants exercised.

Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending February 28, 2006

The selected financial information set out below and certain comments which follow are based on and derived from the management prepared financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the second fiscal quarter ended February 28, 2006 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use longterm debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the months of December 2005 and January 2006 the Company prepared for the upcoming drilling on its Las Bolas property. Drill hole locations were selected for both the Las Bolas and Nopalera areas of the property and contractor’s bids were reviewed. The Company signed a contract for a minimum of 3,000 metres of reverse circulation drilling with Diversified Drilling S.A. de C.V., on January 18, 2006. The program was slated to start in early February.

Representatives of the Company met with Bolder Investment Partners, Ltd. on January 10, 2006, to discuss a possible financing. A brokered private placement for total proceeds of up to $700,000 was announced on January 11th. The financing called for the sale of units at a price of $0.35 per unit with an over allotment option to possibly expand the financing up to $1,050,000. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. The agreement also stated that when resale restrictions on the Shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).

The proceeds of the financing were to be used to allow for additional holes in the upcoming drill program on the Company’s Las Bolas property in Mexico and for general working capital. Golden Goliath agreed to pay Bolder Investment Partners, Ltd. as agent a commission of 8%, of which it could elect to take up to half in Units, 10% Agent’s warrants having the same terms as the warrants under the Units and a $5,000 cash work fee.

On January 17th the Company announced that the over-allotment option on the brokered private placement was being increased to 2,000,000 Units at $0.35 per Unit for a maximum financing size of 4,000,000 Units or $1,400,000. Terms of the Units and compensation terms of the agent, Bolder Investment Partners, Inc., remained unchanged. The financing successfully closed on February 15th.

Throughout the month of January, with the prospect of additional funds from the private placement financing in mind, the planned drill program was expanded.

Las Bolas Property

The originally designed drilling program was increased to include approximately 2,800 metres in the Las Bolas – Arbolito area as well an additional 1,000 metres in the area of the old Flor del Trigo mine, about five kilometers east of the old Las Bolas mine. In the Las Bolas area at least four different trends were to be tested including several holes designed to test beneath, and along strike of, the significant intersection in drill hole B04-3, near the Arbolito shaft. Drill hole B04-3 returned a 40-foot interval grading 154.13 gpt silver and 3.22 gpt gold, including a 10 foot section grading 515.5 gpt silver and 11.1 gpt gold. This intersection is deemed to be important because it is close to the dump beside the old Arbolito shaft where a previously collected grab sample of sulphide mineralization returned an assay of 71,817-gpt silver (2,082 troy oz/ton) and 2.83 gpt gold. The source of this sulphide mineralization, which is the Company’s primary target, is unknown but believed to occur at depth along the Arbolito-Papacho vein/structure. Other planned holes included the Mesa Seca workings trend situated 300 meters to the east of the Arbolito shaft, and the Corazon-Providencia trend, located approximately 450 metres southeast of the Arbolito shaft.

The Company also initially planned to drill four holes on the area on the eastern side of the property on the Nopalera claim. Previous work in this area included the establishment of a survey grid near old mine workings on the southeastern part of the Nopalera claim. The grid was used to conduct detailed geological mapping, as well as Induced Polarization and Magnetic surveys. The surveys outlined several anomalous areas, with the best area being beneath the old Flor Del Trigo Mine. These co-incident chargeability and resistivity highs covered an area of several hundred metres and were the highest priority drill target on the Nopalera area of the Las Bolas property.

The drilling started on Las Bolas on February 8, 2006. The first hole was designed to intersect two targets, the upper one being the along strike projection of the NW vein and the lower one being the high grade Papacho Trend. The hole successfully cut the NW Vein with 102 grams silver/tonne over five feet. Lower in the hole the drill rods became seized by clay swollen by water released from a hangingwall fault zone and the lower target was not reached. The second drill hole was done from the same set-up as the first, with the same azimuth, but at a steeper angle in order to test the two targets at greater depth. This hole cut the NW Vein target with 644 grams silver/tonne over five feet, but then also became stuck in the same manner as the first hole. The rods were pulled as soon as the problem was encountered and less time was lost, but the Papacho Trend target was still not tested.

A week was lost in freeing the rods in the first hole and some were bent during the extraction, resulting in a reduction of maximum hole depth to 204 metres. Consequently, several of the planned holes had to be redesigned. These included originally planned holes B06-3 & 4, which were deeper tests of 1 & 2. These two holes had to be replaced by a vertical hole, which did not reach its target. The drilling difficulties are limited to one area on the Papacho Trend, and are now well understood. The problem arises from the fact that the fault zone carries a large amount of water and the adjacent rock, which is dry, has abundant clay alteration. When a drill hole cuts the fault, the water mixes with the clay, which expands and seizes the rods. The shallower the dip of the hole, the more difficult it becomes to for drilling through the swollen clay. Outside of this area drilling goes relatively smoothly.

Hole B06-4 was a test of a new area with favourable surface geology, located 250 metres northwest of the old workings and it did not return significant values. Hole B06-5 was a vertical test near the old Frijolar mine and it did not return significant values. Hole B06-6 was a vertical attempt to test the Papacho Trend from the other side of the fault that caused the problems in holes 1 & 2, but it intersected a large, previously unknown old working and had to be abandoned. Hole B06-7 was then drilled some 80 metres southwest of holes 1 & 2 and it returned 64 gms silver/tonne over five feet.

Drill plans at Las Bolas include at least 14 holes. The Company decided it was best to complete the first seven holes at Las Bolas and then move to the Nopalera area while waiting for the assay results from the first Las Bolas holes. That way they could return to complete the remaining Las Bolas holes with the aid of the assays in hand. Those results, described above, were released on March 30th.

The drill program continued throughout April and into May on the Nopalera side of the Las Bolas property. The Company increased the originally planned number of holes for Nopalera due to favourable geology uncovered by the cat during access road construction and also because the cat operator was able to access more areas than the Company had anticipated. Drilling is still underway at Nopalera and no assay results have been released to date for this area.

Other Properties

No significant work was conducted on the Company’s other properties during the period of December 1, 2006 to February 28, 2006.

Results of Operation

For the second quarter ended February 28, 2006, the Company incurred a net loss of $169,941 compared to a net loss of $135,689 during the first quarter. The significant difference between the two quarters was transfer agent and filing fees of $18,871 in the second quarter compared to $2,735 in the first quarter related to the financing completed during the quarter. In addition, wages and benefits increased from $43,379 in the first quarter to $57,584 as the Company had additional people working to prepare for drilling. For the quarter ended February 28, 2006 there was a total of $173,511 in administrative expenses compared to $138,121 in the first quarter.

As of February 28, 2006, deferred mineral property exploration costs totaled $2,112,301 compared to $2,026,698 at November 30, 2005. For the first six months, the Company incurred a total of $140,121 in exploration expenditures including $9,322 on drilling, $21,474 on assaying, $49,472 doing geology and mapping and $12,965 on salaries and $8,215 on road construction and site preparation mainly on its Los Hilos, Las Bolas properties in preparation related to the drill program.

During the six months ended February 28, 2006, the Company paid $60,000 (2005: $60,000) for geological and management services to a company controlled by a director and paid $23,273

(2005: $15,612) in wages and benefits for geological services to a director. A private company controlled by another director charged $21,000 for the six months ended February 28, 2006 (2005: $21,000), in respect of office administration costs on behalf of the Company. See “Transactions with Related Parties” below.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles with the figures for each quarter on a cumulative year-to-date basis in Canadian dollars.

Quarter Ending	Revenue	Net Loss	Net Loss per Share
February 28, 2005	Nil	305,630	0.01
November 30, 2005	Nil	135,689	0.01
August 31, 2005	Nil	1,072,936	0.03
May 31, 2005	Nil	455,009	0.01
February 28, 2005	Nil	327,373	0.01
November 30, 2004	Nil	233,649	0.01
August 31, 2004	Nil	1,796,671	0.06
May 31, 2004	Nil	329,881	0.01

NOTE:    There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in August 2005 and 2004 represent write downs of mineral property costs.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,938,643 at February 28, 2006 compared to a working capital position of $880,804 at November 30, 2005. The Company’s cash position at February 28, 2006 was $1,909,310.

During the quarter the Company completed a brokered private placement of 4,000,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of one year at a price of $0.45 for each whole warrant. The agreement also stated that when resale restrictions on the Shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days Golden Goliath may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release).

Capital Resources

Other than property taxes, which are approximately $80,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

During the six months ended February 28, 2006, the Company paid $60,000 (2005: $60,000) for geological and management services to a company controlled by a director and paid $23,273 (2005: $15,612) in wages and benefits for geological services to a director.

A private company controlled by one of the directors charged $21,000 for the six months ended February 28, 2006 (2005: $21,000), in respect of rent and office administration costs on behalf of the Company. The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values. Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of February 28, 2006, an aggregate of 41,342,061 common shares were issued and outstanding.

The Company has the following warrants outstanding as of February 28, 2006:

Number of shares	Price per share	Expiry Date
1,160,000	$0.55	March 11, 2006
4,415,750	$0.45	February 15, 2007

As of February 28, 2006, the Company had 1,725,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.98 years at a weighted average exercise price of $0.31.

Investor Relations

Directors and officers of the Company all participate in investor relations activities. In addition, the Company has an agreement with Free Market News Network for $500 per month to provide market awareness and coverage of the Company.

Other Matters

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.

Form 52 – 109F2 – Certification of Interim Filings

I, J. Paul Sorbara, President Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd., (the issuer) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: April 28, 2006

“J. Paul Sorbara”

President

Form 52 – 109F2– Certification of Interim Filings

I, Stephen Pearce, a Director of Golden Goliath Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Golden Goliath Resources Ltd, (the issuer) for the interim period ending February 28, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATE: April 28, 2006

“Stephen Pearce”

Director

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD.,

Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.                 Date of Material Change – May 5, 2006.

Item 3.                 News Release – News Release issued May 5, 2006, at Vancouver, BC.

Item 4.              Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”) is pleased to announce that the first round of drilling at its 100% owned Nopalera claim is now finished and the drill rig is mobilizing back to the Las Bolas side of the property.

Item 5.

Full Description of Material Change – Golden Goliath Resources Ltd. is pleased to announce that the first round of drilling at its 100% owned Nopalera claim is now finished and the drill rig is mobilizing back to the Las Bolas side of the property. The originally scheduled drill plans for Nopalera included only 4 to 6 holes. However, very favourable looking exposure uncovered by the Cat during road and drill pad construction as well visual inspection of the drill cuttings, resulted in the program being substantially increased. In the end, a total of 20 holes were completed from 15 set-ups with no major drilling problems. Nopalera hosts several old workings, the most important being the old Flor del Trigo mine. At least 5 old workings are located along a 900-metre stretch of a northeast trending series of intrusive structures. These rhyolite to granodiorite dykes range from 8 to 30 metres in width at surface and outcrop, along with other mineralized intrusive exposures along a main strike length of at least 1200 metres. It is mostly along this trend where the current drilling, which is the first ever on Nopalera, has been conducted. The intrusive dykes and bodies also outcrop along a second, roughly parallel, trend to the north of the main trend, for additional 1000 or more metres of strike length.

Assay results have been slow in coming. To date the Company has received complete assays for only 6 holes (NRC06- 1, 2, 3, 4a, 4b, & 6b). Partial assays have been received for an additional two holes (NRC06- 5 & 6a) and at this date no assays have been received for the remaining 12 holes. The Company is very encouraged at the initial findings as the results are significant indicators of a gold bearing mineralized system.

Drill hole NRC06-1, located approximately 375 metres west-southwest of the old Flor del Trigo mine, returned 90.8 gm silver/tonne and 0.024 gm gold/tonne over 1.52 metres at a depth of 7.62 to 9.14 metres. At least an additional 10.67 metres of this hole was also highly anomalous in gold, with values up to 0.3 gm/tonne, and also in antimony.

Drill hole NRC06-2, located 245 metres west of the Flor del Trigo mine, returned anomalous values in gold, antimony and lead. Hole NRC06-3, located 460 metres southwest of Flor del Trigo, was largely anomalous in gold with 16 samples covering a length of 27.43 metres averaging 0.20 gm gold/tonne. Hole

NRC06-4a, located 450 metres southwest of Flor del Trigo, returned anomalous gold averaging 0.13 gm/tonne over length of 10.67 metres. Hole NRC06-4b, drilled from the same set-up as 4a, returned 0.16 gm gold/tonne over 3.05 metres at a depth of 131.07 to 134.11 metres. Hole NRC-06b, located 200 metres southwest of Flor del Trigo returned 0.23 gm gold/tonne over 3.05 metres at a depth of 32 metres as well as 0.12 gm gold/tonne at a depth of 76 metres.

Assay results for the remaining holes, including those closest to the old Flor del Trigo mine, will be released when they become available. The Company is both pleased and encouraged with what is has seen at Nopalera to date and expects to do a follow up core drilling program as soon as possible this year. Satellite images show that the Nopalera claim, which measures 4 km east west by 3.5 km north south, contains the largest and strongest alteration zone in the Uruachic camp.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material     nature that has been omitted.

Item 8.            Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2950.

Item 9.              Date of Report – Dated at Vancouver, British Columbia, this 5th day of May, 2006.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

May 5, 2006       PR 10/06

US:GGTH-F

NOPALERA DRILLING UPDATE

Vancouver, BC – Golden Goliath Resources Ltd. is pleased to announce that the first round of drilling at its 100% owned Nopalera claim is now finished and the drill rig is mobilizing back to the Las Bolas side of the property. The originally scheduled drill plans for Nopalera included only 4 to 6 holes. However, very favourable looking exposure uncovered by the Cat during road and drill pad construction as well visual inspection of the drill cuttings, resulted in the program being substantially increased. In the end, a total of 20 holes were completed from 15 set-ups with no major drilling problems. Nopalera hosts several old workings, the most important being the old Flor del Trigo mine. At least 5 old workings are located along a 900-metre stretch of a northeast trending series of intrusive structures. These rhyolite to granodiorite dykes range from 8 to 30 metres in width at surface and outcrop, along with other mineralized intrusive exposures along a main strike length of at least 1200 metres. It is mostly along this trend where the current drilling, which is the first ever on Nopalera, has been conducted. The intrusive dykes and bodies also outcrop along a second, roughly parallel, trend to the north of the main trend, for additional 1000 or more metres of strike length.

Assay results have been slow in coming. To date the Company has received complete assays for only 6 holes (NRC06- 1, 2, 3, 4a, 4b, & 6b). Partial assays have been received for an additional two holes (NRC06- 5 & 6a) and at this date no assays have been received for the remaining 12 holes. The Company is very encouraged at the initial findings as the results are significant indicators of a gold bearing mineralized system.

Drill hole NRC06-1, located approximately 375 metres west-southwest of the old Flor del Trigo mine, returned 90.8 gm silver/tonne and 0.024 gm gold/tonne over 1.52 metres at a depth of 7.62 to 9.14 metres. At least an additional 10.67 metres of this hole was also highly anomalous in gold, with values up to 0.3 gm/tonne, and also in antimony.

Drill hole NRC06-2, located 245 metres west of the Flor del Trigo mine, returned anomalous values in gold, antimony and lead. Hole NRC06-3, located 460 metres southwest of Flor del Trigo, was largely anomalous in gold with 16 samples covering a length of 27.43 metres averaging 0.20 gm gold/tonne. Hole NRC06-4a, located 450 metres southwest of Flor del Trigo, returned anomalous gold averaging 0.13 gm/tonne over length of 10.67 metres. Hole NRC06-4b, drilled from the same set-up as 4a, returned 0.16 gm gold/tonne over 3.05 metres at a depth of 131.07 to 134.11 metres.

2

Hole NRC-06b, located 200 metres southwest of Flor del Trigo returned 0.23 gm gold/tonne over 3.05 metres at a depth of 32 metres as well as 0.12 gm gold/tonne at a depth of 76 metres.

Assay results for the remaining holes, including those closest to the old Flor del Trigo mine, will be released when they become available. The Company is both pleased and encouraged with what is has seen at Nopalera to date and expects to do a follow up core drilling program as soon as possible this year. Satellite images show that the Nopalera claim, which measures 4 km east west by 3.5 km north south, contains the largest and strongest alteration zone in the Uruachic camp.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.

Date of Material Change – May 16, 2006.

Item 3.

News Release – News Release issued May 16, 2006, at Vancouver, BC.

Item 4.               Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”) is pleased to report that it has now received assay results from another six reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another six holes in this area are still pending.

Item 5.

 Full Description of Material Change – The Company is pleased to report that it has now received assay results from another six reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another six holes in this area are still pending.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne gold)
NRC06-4c	18.29 – 19.81	1.52	0.134
	70.10 – 71.63	1.53	0.113

NRC06-6a	85.35 – 88.40	3.05	0.110

NRC06-7b	120.40 – 124.97	4.57	0.160

NRC06-7c	4.57 – 6.10	1.53	0.520

NRC06-9a	50.30 – 54.86	4.56	0.213
	65.53 – 97.54	32.01	0.169
	112.78 – 121.92 (EOH)	9.14	0.262

The shallow reverse circulation holes at Nopalera have tested parts of a 900 metre section of the northeast-southwest trending, rhyolitic, Flor del Trigo - structure as well as more equant, diroitic intrusive bodies within altered andesitic volcanics. The rocks are intensely silicified, with small quartz and quartz-calcite veinlets. Quartz of several generations and colours is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides. The rocks are highly anomalous in gold and locally in silver as well. The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometres to the west side of the property, which is predominantly silver rich. The fact that precious metal mineralization is found within both volcanic extrusive rocks and very altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system. The table below summarizes sitresults from results from the six holes recently completed.

NRC06-9b	9.14 – 10.67	1.53	0.138
	65.53 – 70.10	4.57	0.120
	86.87 – 97.54	10.67	0.134

NRC06-10	56.39 – 57.93	1.53	0.122
	86.87 – 91.44	4.57	0.293

The Company is encouraged by the widespread, highly anomalous values received to date. Results for the remaining six holes at Nopalera will be released when available and a comprehensive evaluation of all of the data from this first round of drilling at Nopalera will be completed.

The drill rig is currently working on the west side of the Las Bolas property and assay results from those holes will also be released when they are available.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.

Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2950.

Item 9.

Date of Report – Dated at Vancouver, British Columbia, this 16th day of May, 2006.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

May 16, 2006       PR 11/06

US:GGTH-F

DRILLING UPDATE

The Company is pleased to report that it has now received assay results from another six reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another six holes in this area are still pending.

The shallow reverse circulation holes at Nopalera have tested parts of a 900 metre section of the northeast-southwest trending, rhyolitic, Flor del Trigo -structure as well as more equant, diroitic intrusive bodies within altered andesitic volcanics. The rocks are intensely silicified, with small quartz and quartz-calcite veinlets. Quartz of several generations and colours is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides. The rocks are highly anomalous in gold and locally in silver as well. The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometres to the west side of the property, which is predominantly silver rich. The fact that precious metal mineralization is found within both volcanic extrusive rocks and very altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system. The table below summarizes results from the six holes recently completed.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne gold)
NRC06-4c	18.29 – 19.81	1.52	0.134
	70.10 – 71.63	1.53	0.113

NRC06-6a	85.35 – 88.40	3.05	0.110

NRC06-7b	120.40 – 124.97	4.57	0.160

NRC06-7c	4.57 – 6.10	1.53	0.520

NRC06-9a	50.30 – 54.86	4.56	0.213
	65.53 – 97.54	32.01	0.169
	112.78 – 121.92 (EOH)	9.14	0.262

NRC06-9b	9.14 – 10.67	1.53	0.138
	65.53 – 70.10	4.57	0.120
	86.87 – 97.54	10.67	0.134

NRC06-10	56.39 – 57.93	1.53	0.122
	86.87 – 91.44	4.57	0.293

The Company is encouraged by the widespread, highly anomalous values received to date. Results for the remaining six holes at Nopalera will be released when available and a comprehensive evaluation of all of the data from this first round of drilling at Nopalera will be completed.

The drill rig is currently working on the west side of the Las Bolas property and assay results from those holes will also be released when they are available.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com
The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

To:

British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.

Name and Address of Company – GOLDEN GOLIATH RESOURCES LTD.,

                          Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.

Date of Material Change – June 5, 2006.

Item 3.

News Release – News Release issued June 5, 2006, at Vancouver, BC.

Item 4.

Summary of Material Change – Golden Goliath Resources Ltd. (the “Company”) is pleased to report that it has now received assay results from last seven reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another eight holes drilled at Las Bolas are still pending.

Item 5.

Full Description of Material Change – The Company is pleased to report that it has now received assay results from last seven reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another eight holes drilled at Las Bolas are still pending.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne gold)
NRC06-1b	128.02 – 131.08	3.06	0.115

NRC06-5	13.72 – 48.77	35.05	0.465
	71.63 – 73.16	1.53	0.370
	88.39 – 89.92	1.53	0.170
	112.78 – 117.35	4.57	0.673
	164.59 – 166.12	1.53	0.140
	169.17 – 170.70	1.53	0.120

NRC06-7a	28.96 – 32.00	3.04	0.196

The current Nopalera holes, as with the previous ones, have tested parts of a 900 metre section of the northeast-southwest trending, rhyolitic, Flor del Trigo - structure as well as more equant, diroitic intrusive bodies within altered andesitic volcanics. The rocks are intensely silicified, with small quartz and quartz-calcite veinlets. Quartz of several generations and colours is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides. The rocks are highly anomalous in gold and locally in silver as well. The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometres to the west side of the property, which is predominantly silver rich. The fact that precious metal mineralization is found within both volcanic extrusive rocks and very altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system. The table below summarizes the most significant results the last seven holes recently completed at Nopalera.

NRC06-8	1.52 – 3.05	1.53	0.116
	24.38 – 25.91	1.53	0.137

NRC06-12	47.24 – 48.77	1.53	0.340
	80.77 – 82.30	1.53	0.144

NRC06-11	16.76 – 19.82	3.06	0.141

NRC06-13	9.14 – 10.67	1.53	.263

The Company is encouraged by the significant, widespread, gold values received to date, as well as the very favourable geology and alteration, across the Nopalera claim. It is important to note that this system is a completely different, gold-rich, mineralized system than the one present at Las Bolas, which has much higher silver than gold. This confirms the Company’s belief that the Uruachic mining camp has multiple, extensive, mineralized systems, with varying styles of mineralization over a wide area. This is a common theme in the largest precious metal camps. It is management’s opinion that more work is required on this very large and promising area. The combination of a large, gold-rich system at Nopalera, adjacent to a large, past producing, silver system at Las Bolas, presents a very attractive, precious metal target for the Company. Plans for follow up work, including more drilling are now underway.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.

Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.

Executive Officer – Mr. J. Paul Sorbara, President and Director of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 682-2950.

Item 9.

Date of Report – Dated at Vancouver, British Columbia, this 5th day of June, 2006.

GOLDEN GOLIATH RESOURCES LTD.

711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950

FOR IMMEDIATE RELEASE

TSX.V : GNG

June 5, 2006       PR 12/06

US:GGTH-F

DRILLING RESULTS UPDATE

The Company is pleased to report that it has now received assay results from last seven reverse circulation holes recently completed in the Nopalera area of its 100% owned Las Bolas property. Assay results from another eight holes drilled at Las Bolas are still pending.

The current Nopalera holes, as with the previous ones, have tested parts of a 900 metre section of the northeast-southwest trending, rhyolitic, Flor del Trigo -structure as well as more equant, diroitic intrusive bodies within altered andesitic volcanics. The rocks are intensely silicified, with small quartz and quartz-calcite veinlets. Quartz of several generations and colours is common as is disseminated to massive pyrite, traces of other sulphides and iron oxides. The rocks are highly anomalous in gold and locally in silver as well. The gold/silver metal ratios, as well as the geology, show that this is a completely different mineralized system than exists five kilometres to the west side of the property, which is predominantly silver rich. The fact that precious metal mineralization is found within both volcanic extrusive rocks and very altered dioritic intrusives is considered significant with respect to metallogenesis and the potential size of the system. The table below summarizes the most significant results the last seven holes recently completed at Nopalera.

Drill Hole	Interval (metres)	Length (metres)	Grade (gms/tonne gold)
NRC06-1b	128.02 – 131.08	3.06	0.115

NRC06-5	13.72 – 48.77	35.05	0.465
	71.63 – 73.16	1.53	0.370
	88.39 – 89.92	1.53	0.170
	112.78 – 117.35	4.57	0.673
	164.59 – 166.12	1.53	0.140
	169.17 – 170.70	1.53	0.120

NRC06-7a	28.96 – 32.00	3.04	0.196

NRC06-8	1.52 – 3.05	1.53	0.116
	24.38 – 25.91	1.53	0.137

NRC06-12	47.24 – 48.77	1.53	0.340
	80.77 – 82.30	1.53	0.144

NRC06-11	16.76 – 19.82	3.06	0.141

NRC06-13	9.14 – 10.67	1.53	.263

The Company is encouraged by the significant, widespread, gold values received to date, as well as the very favourable geology and alteration, across the Nopalera claim. It is important to note that this system is a completely different, gold-rich, mineralized system than the one present at Las Bolas, which has much higher silver than gold. This confirms the Company’s belief that the Uruachic mining camp has multiple, extensive, mineralized systems, with varying styles of mineralization over a wide area. This is a common theme in the largest precious metal camps. It is management’s opinion that more work is required on this very large and promising area. The combination of a large, gold-rich system at Nopalera, adjacent to a large, past producing, silver system at Las Bolas, presents a very attractive, precious metal target for the Company. Plans for follow up work, including more drilling are now underway.

ON BEHALF OF GOLDEN GOLIATH RESOURCES LTD.

J. Paul Sorbara, M.Sc., P.Geo.

President

To find out more about Golden Goliath Resources Ltd. (TSX-V: GNG), visit our website at:

www.goldengoliath.com

The TSX Venture Exchange has not reviewed and does not approve or disapprove the adequacy or accuracy of this release.